Exhibit 99.1

Concordia Healthcare Corp. Announces Name Change to Concordia International Corp. and Comments on Brexit’s Impact on the Company’s Business

OAKVILLE, ON – June 28, 2016 – Concordia Healthcare Corp. (“Concordia” or the “Company”) (NASDAQ: CXRX) (TSX: CXR), an international pharmaceutical company focused on legacy pharmaceutical products and orphan drugs, today announced it has changed its name to Concordia International Corp.

The name change was previously approved by the Board of Directors of the Company and the Company’s shareholders. It is expected that the common shares of the Company will begin trading under the new name on June 30, 2016. The Company’s stock symbol will remain CXR on the TSX and CXRX on NASDAQ.

“The name Concordia International Corp. better reflects the global nature of our business,” said Mark Thompson, Chairman and CEO of Concordia. “With sales channels in more than 100 counties and a diverse therapeutic mix of products, we are excited about the opportunity ahead of us.”

Concordia’s consolidated business consists of three operating segments:

1.	Concordia North America, which has a diversified product portfolio that focuses primarily on the United States pharmaceutical market;

2.	Orphan Drugs, which is intended to provide growth opportunities through the expansion into new indications and new markets for existing or acquired orphan drugs;

3.	Concordia International, which is comprised of the AMCo group of companies acquired by Concordia on October 21, 2015.

Concordia International consists of a diversified portfolio of branded and generic products that are sold to wholesalers, hospitals and pharmacies throughout the world.

The pound sterling-denominated free cash flow from Concordia International’s 2016 operations is naturally hedged in 2016 by its pound sterling-denominated liabilities. In 2016, these payment obligations include £5 million of principal and £30 million of interest payments in respect of the £500 million term loan, an earn-out of £144 million payable to the former owners of AMCo, and approximately £38 million related to purchase consideration liabilities associated with AMCo’s prior acquisitions, subject to certain product performance metrics being achieved.

The depreciation of the pound sterling relative to the U.S. dollar does not impact the Company’s ability to service its debt and meet its earn-out obligations in 2016. Beyond 2016, the Company will monitor its hedging needs.

“Operationally, our Concordia International segment is continuing to perform as expected,” continued Concordia Chairman and Chief Executive Officer Mark Thompson.

About Concordia

Concordia is a diverse, international pharmaceutical company focused on legacy pharmaceutical products and orphan drugs. The Company has an international footprint with sales in more than 100 countries, and has a diversified portfolio of more than 200 established, off-patent molecules that make up more than 1,300 SKUs. Concordia also markets orphan drugs through its Orphan Drug Division, currently consisting of Photofrin® for the treatment of certain rare forms of cancer, which is currently undergoing testing for potential new indications.

Concordia operates out of facilities in Oakville, Ontario and, through its subsidiaries, operates out of facilities in Bridgetown, Barbados; London, England and Mumbai, India.

Notice regarding forward-looking statements and information:

This news release includes forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws, regarding Concordia and its business, which may include, but are not limited to, the expected date that the common shares of the Company will begin trading under the new name of the Company, opportunities available to the Company, growth opportunities for the Company (including through the expansion into new indications and new markets for existing or acquired drugs), the acquisition of assets by Concordia, the stability of Concordia’s business (including with respect to its business in certain jurisdictions), the ability to pay certain debt and/or earn-out obligations of Concordia, the monitoring of hedging needs and the performance of Concordia’s business. The forward-looking events and circumstances discussed in this news release may not occur by certain dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks relating to Concordia’s securities, increased indebtedness and leverage, Concordia’s growth, risks associated with the use of Concordia’s products, the inability to generate cash flows, revenues and/or stable margins, the inability to repay debt and/or satisfy future obligations, risks associated with Concordia’s outstanding debt, risks associated with the geographic markets in which Concordia operates and/or distributes its products, risks associated with distribution agreements, the pharmaceutical industry and the regulation thereof, regulatory investigations, the failure to comply with applicable laws, economic factors, market conditions, risks associated with growth and competition, the failure to obtain regulatory approvals, the equity and debt markets generally, general economic and stock market conditions, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), political risks (including changes to political conditions), risks associated with the United Kingdom’s exit from the European Union (including, without limitation, risks associated with regulatory changes in the pharmaceutical industry, changes in cross-border tariff and cost structures and the loss of access to the European Union global trade markets), risks and uncertainties detailed from time to time in Concordia’s filings with the Securities and Exchange Commission and the Canadian Securities Administrators, and many other factors beyond the control of Concordia. Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and information speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward-looking statement or information, whether as a result of new information, future events, or otherwise.

For more information, please contact:

Adam Peeler

Concordia Healthcare Corp.

905-842-5150 x 240

apeeler@concordiarx.com